Filed by GlycoMimetics, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GlycoMimetics, Inc.

Commission File No.: 001-36177

Date: April 3, 2025

This filing relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization dated as of October 28, 2024, by and among GlycoMimetics, Inc., a Delaware corporation (“GlycoMimetics”), Gemini Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of GlycoMimetics (“First Merger Sub”), Gemini Merger Sub II, LLC, a Delaware limited liability company and wholly-owned subsidiary of GlycoMimetics (“Second Merger Sub” and, together with First Merger Sub, the “Merger Subs”), and Crescent Biopharma, Inc., a Delaware corporation (“Crescent”) (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, (i) First Merger Sub will merge with and into Crescent, with Crescent continuing as a wholly owned subsidiary of GlycoMimetics and the surviving corporation of the merger (the “First Merger”) and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, Crescent will merge with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Merger”).

On April 3, 2025, Crescent published the following communication:

Crescent Biopharma Appoints Joshua Brumm as Chief Executive Officer and Expands Leadership Team to Advance Pipeline of Potentially Best-in-Class Oncology Therapeutics

Jonathan McNeill, M.D., Appointed President and Chief Operating Officer

Ellie Im, M.D., Appointed Chief Medical Officer

Additional Leadership Appointments: Rick Scalzo, MBA, as Chief Financial Officer, and Amy Reilly, as Chief Communications Officer

Team Brings Deep Experience in Oncology Drug Development, Clinical Operations and Building Biotechnology Companies

Lead Program CR-001, an Intentionally Designed Tetravalent PD-1 x VEGF Bispecific Antibody, on Track for IND Submission in Fourth Quarter of 2025; Company Advancing Pipeline of Novel ADCs

Waltham, Mass., April 3, 2025 – Crescent Biopharma, Inc. (“Crescent”), a private biotechnology company developing novel precision-engineered molecules targeting validated biology to advance care for patients with solid tumors, today announced key leadership appointments, including Joshua Brumm as chief executive officer and a member of Crescent’s Board of Directors. Crescent also appointed Jonathan McNeill, M.D., president and chief operating officer; Ellie Im, M.D., chief medical officer; Rick Scalzo, MBA, chief financial officer; and Amy Reilly, chief communications officer.

Mr. Brumm is an accomplished biotechnology CEO and experienced in leading companies at various stages of development and commercialization, and in multiple therapeutic areas including oncology, through periods of significant growth.

“I am excited to return to oncology, where I began my career in biotech, and to join Crescent, a company with a tremendous opportunity to lead the next wave of innovation in cancer therapy. With a PD-1 x VEGF bispecific antibody program intentionally designed to transform the standard of care in a blockbuster immuno-oncology market and novel ADCs in the pipeline, Crescent is well-positioned to rapidly advance potentially best-in-class therapeutics across solid tumor indications,” said Mr. Brumm. “Jonathan McNeill and I are looking forward to working with this accomplished team, who shares our enthusiasm for building successful biotech companies and our commitment to delivering life-changing therapies for patients.”

“I’m thrilled to welcome these talented leaders to Crescent and I want to thank fellow board member, Jonathan Violin, for guiding the company and pipeline as interim CEO while we searched for the right team to drive us toward our vision of becoming a leading oncology company,” said Peter Harwin, Chairman of Crescent’s Board of Directors. “Josh is a dynamic CEO with a proven track record of building organizations focused on operational execution, cultivating a differentiated culture and a commitment to patients. Ellie is an experienced oncologist who helped direct the clinical development of multiple PD-1 inhibitors, including KEYTRUDA®, which transformed the immuno-oncology field, as well as ADC programs. Jonathan, Rick and Amy bring extensive expertise in corporate strategy, capital formation and stakeholder engagement. We look forward to benefiting from their collective experience to rapidly progress our programs.”

Key Milestones on Track

•	In October 2024, Crescent entered into an acquisition agreement with GlycoMimetics, Inc. (Nasdaq: GLYC). Following closing, which is anticipated in the second quarter of 2025, the combined company will operate under the name Crescent Biopharma and advance Crescent’s portfolio of precision-engineered biologics to improve outcomes for patients with solid tumors.
•	Crescent remains on track to submit an Investigational New Drug (IND) application for its lead program, CR-001, a tetravalent PD-1 x VEGF bispecific antibody, in the fourth quarter of 2025, with initial clinical data from a Phase 1 trial in patients with solid tumors expected in the second half of 2026. Novel antibody drug conjugates (ADCs), CR-002 and CR-003, are being developed as single agents and in combination with CR-001, with an IND submission for CR-002 anticipated in mid-2026.

Joshua Brumm, Chief Executive Officer

Mr. Brumm brings extensive experience in building and leading companies in biotech and healthcare to his role as Crescent’s CEO. Previously, he was a general partner at Forbion, and from 2019 to 2024, he was president and CEO of Dyne Therapeutics, where he led the company through its initial public offering (IPO) and advanced two rare muscle disease programs to positive data demonstrating clinical proof-of-concept. Prior to that, he served as chief operating officer (COO) and chief financial officer (CFO) of Kaleido Biosciences as well as Versartis, leading both companies through their IPOs while progressing their product candidates through clinical development. His previous roles include serving as executive vice president of finance and principal financial officer at Pharmacyclics, an oncology company that was ultimately acquired by AbbVie; CFO at ZELTIQ Aesthetics, where he led the company through its IPO and the international product launch for CoolSculpting; and director of finance at Proteolix, an oncology company, assisting in its sale to Onyx Pharmaceuticals. He also held investment banking positions at Citigroup Global Markets and Morgan Stanley.

Over the course of his career, Mr. Brumm has led four companies to their public listings, held senior leadership positions in three companies that were acquired and raised nearly $3 billion in capital. He currently serves on the board of AIRNA, is chairman of the board of Amphista Therapeutics and is a venture partner at Forbion, a leading life sciences investment firm. Mr. Brumm holds a B.A. in business administration from the University of Notre Dame.

Jonathan McNeill, M.D., President & Chief Operating Officer

Dr. McNeill brings extensive experience in corporate strategy, business development and financing in multiple therapeutic areas, including oncology and rare disease, to his role as Crescent’s president and COO. Previously, he was at Dyne Therapeutics for more than five years, most recently as chief business officer, where he led business development, executed multiple financings totaling more than $1 billion and was a key member of the executive team that advanced two neuromuscular disease programs through clinical proof-of-concept trials. Prior to that, Dr. McNeill served on the business development team at Editas Medicine where he played a key role in the execution of the company’s IPO and its oncology collaboration with Juno Therapeutics. Dr. McNeill was previously a member of Boston Consulting Group’s healthcare practice. He currently serves as a venture partner at Forbion, a leading life sciences investment firm. Dr. McNeill earned his B.A. in public policy and economics from the University of North Carolina and his M.D. from the University of Pennsylvania.

Ellie Im, M.D., Chief Medical Officer

Dr. Im brings deep experience in oncology clinical development and operations across different modalities, including ADCs and bispecific antibodies, to her role as Crescent’s CMO. Most recently, Dr. Im was senior vice president of clinical development at Centessa Pharmaceuticals where she oversaw clinical development, clinical pharmacology, biostatistics, project management and safety across multiple therapeutic areas, including oncology. Prior to joining Centessa, she was senior vice president, clinical development and operations at Mersana Therapeutics where she led teams in clinical development and clinical operations. Previously, Dr. Im was clinical development lead and senior medical director at Tesaro, an oncology-focused company that was later acquired by GlaxoSmithKline, where she led the clinical development for JEMPERLI®. Earlier in her career, she served as medical director for Merck and led clinical development for KEYTRUDA. Dr. Im is a medical oncologist and holds an M.D. from Catholic University College of Medicine, South Korea. She is board certified in internal medicine and medical oncology, and a member of the American Society of Clinical Oncology and Hematology.

Rick Scalzo, Chief Financial Officer

Mr. Scalzo brings significant life science and public company finance experience to his role as Crescent’s CFO. Previously, he spent more than five years at Dyne Therapeutics, most recently as senior vice president, head of finance and administration, overseeing several functions, including finance, accounting and facilities, leading the company’s transition to a public company and assisting in the execution of multiple financings. Prior to that, Mr. Scalzo served as corporate controller at Kaleido Biosciences, where he played a key role in the execution of the company’s IPO and led the accounting group’s transition from private to public company. Prior to joining Kaleido, he served as corporate controller at X4 Pharmaceuticals as well as Ocata Therapeutics. At Ocata, Mr. Scalzo was a significant contributor to the company’s acquisition by Astellas Pharma and the subsequent integration of the companies. He began his career in public accounting in the Health Industries practice at PricewaterhouseCoopers. Mr. Scalzo is a certified public accountant in the Commonwealth of Massachusetts, and received his B.S. in accounting from Boston College and his MBA from University of Massachusetts, Amherst.

Amy Reilly, Chief Communications Officer

Ms. Reilly brings nearly 25 years of experience in the life science industry to her role as Crescent’s chief communications officer, including managing investor relations, executing pipeline and product communications, building employee communications and engagement programs, and expanding corporate philanthropic initiatives. Most recently, Ms. Reilly was senior vice president, head of corporate communications and investor relations, at Dyne Therapeutics where she helped execute the company’s IPO and multiple financings totaling more than $1 billion, and oversaw pipeline and internal communications as well as digital and social media. Prior to that, Ms. Reilly was vice president, communications and investor relations at Kaleido Biosciences, where she supported the company’s IPO and managed executive and employee communications. She previously directed corporate communications at ImmunoGen, which was later acquired by AbbVie; led philanthropy and employee communications at Cubist Pharmaceuticals until its acquisition by Merck; and held various roles of increasing responsibility at Biogen. Ms. Reilly received her A.B. in English and American Literature from Bowdoin College.

About Crescent Biopharma

Crescent Biopharma, Inc. is a biotechnology company dedicated to advancing novel precision-engineered molecules targeting validated biology to advance care for patients with solid tumors. The Company’s pipeline of three programs harnesses proven biology to accelerate the path to market for potentially best-in-class therapeutics. Crescent’s lead program is CR-001, a tetravalent PD-1 x VEGF bispecific antibody, and it is also advancing CR-002 and CR003, antibody drug conjugates with topoisomerase inhibitor payloads for undisclosed targets. For more information, visit www.crescentbiopharma.com.

Contact

Amy Reilly

Chief Communications Officer
amy.reilly@crescentbiopharma.com
617-465-0586

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act) concerning GlycoMimetics, Crescent, the proposed transactions and other matters. These forward-looking statements include express or implied statements relating to the structure, timing and completion of the proposed Merger; the combined company’s listing on Nasdaq after closing of the proposed Merger; expectations regarding the ownership structure of the combined company; the expected executive officers and directors of the combined company; each company’s and the combined company’s expected cash position at the closing of the proposed Merger (including completion of GlycoMimetics’s private placement) and cash runway of the combined company; the expected contribution and payment of dividends in connection with the Merger, including the timing thereof; the future operations of the combined company; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for data and other clinical results; the combined company having sufficient resources to advance its pipeline candidates; and other statements that are not historical fact. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions (including the negatives of these terms or variations of them) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting GlycoMimetics, Crescent or the proposed transaction will be those that have been anticipated.

The forward-looking statements contained in this communication are based on current expectations and beliefs concerning future developments and their potential effects and therefore subject to other risks and uncertainties. These risks and uncertainties include, but are not limited to, risks associated with the possible failure to satisfy the conditions to the closing or consummation of the Merger, including GlycoMimetics’ failure to obtain stockholder approval for the Merger, risks associated with the potential failure to complete the financing transaction in a timely manner or at all, risks associated with the uncertainty as to the timing of the consummation of the Merger and the ability of each of GlycoMimetics and Crescent to consummate the transactions contemplated by the Merger, risks associated with GlycoMimetics’ continued listing on Nasdaq until closing of the Merger, the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the Merger; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger prior to the closing or consummation of the Merger, risks associated with the possible failure to realize certain anticipated benefits of the Merger, including with respect to future financial and operating results; the effect of the completion of the Merger on the combined company’s business relationships, operating results and business generally; risks associated with the combined company’s ability to manage expenses and unanticipated spending and costs that could reduce the combined company’s cash resources; risks related to the combined company’s ability to correctly estimate its operating expenses and other events; changes in capital resource requirements; risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance its product candidates or its preclinical programs; the outcome of any legal proceedings that may be instituted against the combined company or any of its directors or officers related to the Merger Agreement or the transactions contemplated thereby; the ability of the combined company to obtain, maintain and protect its intellectual property rights, in particular those related to its product candidates; the combined company’s ability to advance the development of its product candidates or preclinical activities under the timelines it anticipates in planned and future clinical trials; the combined company’s ability to replicate in later clinical trials positive results found in preclinical studies and early-stage clinical trials of its product candidates; the combined company’s ability to realize the anticipated benefits of its research and development programs, strategic partnerships, licensing programs or other collaborations; regulatory requirements or developments and the combined company’s ability to obtain necessary approvals from the U.S. Food and Drug Administration or other regulatory authorities; changes to clinical trial designs and regulatory pathways; competitive responses to the Merger and changes in expected or existing competition; unexpected costs, charges or expenses resulting from the Merger; potential adverse reactions or changes to business relationships resulting from the completion of the Merger; legislative, regulatory, political and economic developments; and those risks and uncertainties and other factors more fully described in filings with the Securities and Exchange Commission, including reports filed on Form 10-K, 10-Q and 8-K and in other filings made by GlycoMimetics with the SEC from time to time and available at www.sec.gov. These forward-looking statements are based on current expectations, and with regard to the proposed transaction, are based on GlycoMimetics’ current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by GlycoMimetics, all of which are subject to change. Such forward-looking statements are made as of the date of this release, and the parties undertake no obligation to update such statements to reflect subsequent events or circumstances, except as otherwise required by securities and other applicable law.

No Offer or Solicitation

This communication is not intended to and does not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS COMMUNICATION IS TRUTHFUL OR COMPLETE.

Important Additional Information About the Proposed Transaction Will be Filed with the SEC

This communication does not substitute for the Proxy Statement or for any other document that GlycoMimetics may file with the SEC in connection with the proposed transaction. In connection with the proposed transaction between GlycoMimetics and Crescent, GlycoMimetics intends to file relevant materials with the SEC, including a proxy statement of GlycoMimetics. GlycoMimetics URGES INVESTORS AND STOCKHOLDERS TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GlycoMimetics, CRESCENT, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Proxy Statement and other documents filed by GlycoMimetics with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders should note that GlycoMimetics communicates with investors and the public using its website (www.glycomimetics.com) and the investor relations website (www.glycomimetics.com/investor-relations) where anyone will be able to obtain free copies of the Proxy Statement and other documents filed by GlycoMimetics with the SEC and stockholders are urged to read the Proxy Statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

GlycoMimetics, Crescent and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information about GlycoMimetics’s directors and executive officers including a description of their interests in GlycoMimetics is included in GlycoMimetics’s most recent definitive proxy statement, as filed with the SEC on April 1, 2024. Additional information regarding these persons and their interests in the proposed transaction will be included in the Proxy Statement relating to the proposed transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.